Plaster Caster, Inc.

1000 Country Club Road

Ann Arbor MI 48105

February 26, 2013

Ms. Jamie G. John

Division of Corporate Finance

Securities and Exchange Commission

100F St NE

Washington DC 20549

Re:

Plaster Caster, Inc.

Form 8-K filed January 11, 2013

File No. 000-54155

Dear Ms. John:

We are in receipt of your comment on the above referenced form and have prepared the following responses to your inquiry.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of the Independent Registered Public Accounting Firm on your financial statements for the years ended December 31, 2011 and 2010.  Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

Response:  We are amending our 8-K with the proper reference to our auditors report.

2.

We note that the letter filed under Exhibit 16 indicates that your former auditor is in agreement with statements related to their decline to stand for re-appointment and their audits.  Please amend your Form 8-K to include an Exhibit 16 letter that references all statements made related to your former auditor including disclosure regarding disagreements and reportable events.  Refer to Item 304(a)(3) of Regulation S-K.

Response:  We are amending our 8-K with an updated Exhibit 16.

We acknowledge the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact us with any other questions.

Sincerely,

/s/ Peter J.D. Klamka

Peter J.D. Klamka

Chief Executive Officer